Simpson Thacher & Bartlett llp	Thompson & Knight L.L.P.
425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201
Facsimile: (212) 455-2502	Facsimile: (214) 969-1751
May 10, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt, Esq.

Re:	Lafarge North America Inc. Amended Schedule 14D-9 Filed on May 3, 2006 Schedule 13E-3 Filed on May 3, 2006 File No. 005-34692
Ladies and Gentlemen:
     On behalf of Lafarge North America Inc. (the “Company”) and the Special Committee of the Board of Directors of the Company (the “Special Committee” and, together with the Company, the “Respondents”), we hereby submit the following responses to the comments contained in the letter from the Staff of the Commission, dated May 9, 2006, to Eric C. Olsen, Executive Vice President and Chief Financial Officer of the Company, in respect of the above-referenced Amendment No. 4 to the Company’s Schedule 14D-9 (“Amendment No. 4 to Schedule 14D-9”) and to the Company’s Schedule 13E-3 (“Schedule 13E-3”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. The Company is filing with the Commission herewith Amendment No. 5 to the Company’s Schedule 14D-9 (“Amendment No. 5 to Schedule 14D-9”) and Amendment No. 1 to the Company’s Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”).
Schedule 13E-3
Item 13. Financial Statements, page 6
1.	Please revise to incorporate by reference the financial statements from your Form 10-Q filed on May 4, 2006.
     The disclosure under “Item 8. Additional Information” in Amendment No. 5 to Schedule 14D-9 and the disclosure in Amendment No. 1 to Schedule 13E-3 have been revised in response to the Staff’s comment.
Schedule 14D-9/A
Item 4. The Solicitation or Recommendation, page 14

Background of the Offer, page 15
2.	It appears the Merrill Lynch and Blackstone presented an analysis relevant to the evaluation of the potential acquisition on March 23, 2006, in addition to its presentation and opinion of April 23, 2006. We remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Accordingly, please revise to summarize all presentation or reports, both oral and written, provided by Merrill Lynch and Blackstone. To the extent that the report presented by Merrill Lynch and Blackstone on March 23, 2006 is substantially similar to report you have already summarized in your document, you may revise to focus on the material differences of the other report. Also, please file all written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction. In this regard, it does not appear that you have filed any materials related to the information and opinion delivered by Merrill Lynch and Blackstone on March 23, 2006.
     The Respondents respectfully note that the analyses presented by Merrill Lynch and Blackstone on March 23, 2006 were with respect to a tender offer with an offer price of $75.00 per share, which the Respondents view as an offer distinct and separate from the present Rule 13e-3 transaction, namely the tender offer with an offer price of $85.50 per share that was recommended by the Special Committee. Therefore, the Respondents believe that the March 23rd analyses are not materially related to the Rule 13e-3 transaction and therefore do not need to be summarized or filed as an exhibit.
     Notwithstanding the foregoing, the Respondents also supplementally advise the Staff that the presentation materials of Merrill Lynch and Blackstone of April 23, 2006 that have been filed as an exhibit to the Schedule 13E-3 contain substantially the same analyses as were presented on March 23, 2006, except that share data and stock price information were updated. As disclosed on page 23 of Amendment No. 4 to Schedule 14D-9, the Respondents have stated that the April 23rd presentation was the only material of this type that the Special Committee considered with respect to the $85.50 tender offer. However, it should be noted that while in the April 23rd presentation the discounted cash flow valuation range was shown based on a range of terminal multiples from 8.0x to 9.0x, both the April 23rd and the March 23rd presentation materials also contained the discounted cash flow analysis based on the full range of terminal multiples of from 7.5x to 9.5x (such range having been narrowed to from 8.0x to 9.0x for purposes of the fairness valuation range presentation in the April 23rd presentation). In light of the foregoing and the Staff’s comment Number 5, the disclosure under “Item 4. The Solicitation or Recommendation—Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Amendment No. 5 to Schedule 14D-9 has been revised to disclose the broader illustrative per share value indications using the broader range of terminal multiples.
Reasons for the Position, page 24
3.	We note your discussion following the third bullet point on page 25 that your financial advisors’ discounted cash flow analysis is the most appropriate measure to analyze the Company as a going concern. In this regard, it appears that the Special Committee relied on the analysis of its financial advisors to evaluate whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value of the Company. If so, the Special Committee must expressly adopt the conclusion and analyses of its financial advisors in order to fulfill its disclosure obligation under Item 1014(b). Alternatively, revise your disclosure to clarify that the Special Committee made its own determination as to whether the consideration constitutes fair value in relation to the Company’s going concern value and explain its analysis.
     The disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Position” in Amendment No. 5 to Schedule 14D-9 has been revised in response to the Staff’s comment.
Opinions and Joint Presentation of Financial Advisors to the Special Committee, page 30
4.	Please revise to disclose all projections and underlying assumptions of the Company that were supplied to Merrill Lynch and Blackstone and used to formulate its opinion, including the Company’s 2006 “outlook”. Please note that any non-public information used by Merrill Lynch and Blackstone used in formulating its data should be summarized in the filing.
     Based on the advice of Merrill Lynch and Blackstone, the Respondents supplementally advise the Staff that the disclosure under “Without Acquisitions” on page 34 of Amendment No. 4 to Schedule 14D-9 discloses in all material respects all projections and underlying assumptions, including the Company’s 2006 “outlook,” which were supplied to Merrill Lynch and Blackstone and used by them to formulate their fairness opinions.
5.	We refer you to the materials prepared by Merrill Lynch and Blackstone for the Special Committee dated April 23, 2006 filed as exhibit (a)(28). Please revise your disclosure to provide a complete summary of the materials presented to your Special Committee. See Item 1015(b)(6) of Regulation M-A. For example, it does not appear that your disclosure summarizes any of the supplementary analyses. Please revise or advise.
     Based on the advice of Merrill Lynch and Blackstone, the Respondents respectfully note that the supplementary analyses were provided to the Special Committee as contextual background and did not constitute in any material respect the “bases for and methods of arriving at” the financial advisors’ fairness opinions within the meaning of Item 1015(b)(6) of Regulation M-A. Therefore, the Respondents believe that additional disclosure is not required in order to provide a materially complete summary of the financial advisors’ fairness presentation to the Special Committee in support of their fairness opinions. As support for this belief, the Respondents supplementally advise the Staff that Merrill Lynch and Blackstone did not discuss the supplemental analyses with the Special Committee as part of their fairness presentation in support of their fairness opinions. Although the Respondents respectfully take the position that such detail need not be summarized, the disclosure under “Item 4. The Solicitation or Recommendation—Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Amendment No. 5 to Schedule 14D-9 has been revised in response to the Staff’s comment.
     With respect to the negotiation materials presented to JPMorgan that are also included as an appendix to the April 23rd presentation materials but which also did not form a part of the financial advisors’ fairness analysis, the Respondents have revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer” to explicitly refer the reader to the fact that those negotiation materials have been filed as a part of Exhibit (c)(3) to the Schedule 13E-3.
6.	You disclose that the summary of your financial advisors’ financial analyses “does not purport to be a complete description of the analyses ...” This disclosure appears to be inappropriate, as your disclosure should include a materially complete summary of your financial advisors’ opinions. Please revise.

     The disclosure under “Item 4. The Solicitation or Recommendation—Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Amendment No. 5 to Schedule 14D-9 has been revised in response to the Staff’s comment.
7.	You disclose on page 36 that Merrill Lynch has received fees for past services. Please revise to expand your description of the services rendered during the past two years by Merrill Lynch and quantify the compensation. See Item 1015(b)(4) of Regulation M-A.
     The disclosure under “5. Persons/ Assets, Retained, Employed, Compensated or Used” in Amendment No. 5 to Schedule 14D-9 has been revised in response to the Staff’s comment.
* * *
     At the Staff’s request and on behalf of the Company, this letter constitutes a written statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments concerning the foregoing, please feel free to call Robert Spatt (212-455-2685), Patrick Naughton (212-455-7135) or Christopher Lee (212-455-3619) of Simpson Thacher & Bartlett LLP, counsel to the Special Committee, or Peter Lodwick (214-969-1391) or Amy Curtis (214-969-1763) of Thompson & Knight L.L.P., counsel to the Company.
Very truly yours,
SIMPSON THACHER & BARTLETT LLP
THOMPSON & KNIGHT L.L.P.

cc:	Eric C. Olsen, Lafarge North America Inc. Peter L. Keeley, Esq., Lafarge North America Inc.

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